As filed with the Securities and Exchange Commission on October 28, 2005

Registration No. 333-________

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CRESCENT FINANCIAL CORPORATION

(Exact name of registrant as specified in charter)

North Carolina	56-2259050
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1005 High House Road

Cary, North Carolina 27513

(919) 460-7770

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael G. Carlton

President and Chief Executive Officer

Crescent Financial Corporation

1005 High House Road

Cary, North Carolina 27513

(919) 460-7770

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony Gaeta, Jr., Esq. Gaeta & Eveson, P.A. 8305 Falls of Neuse Road, Suite 203 Raleigh, NC 27615 (919) 845-2558	Brian T. Atkinson, Esq. Moore & Van Allen, PLLC 100 North Tryon Street, Suite 4700 Charlotte, NC 28202 (704) 331-1040

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-128265

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(1)
Common Stock $1.00 par value	46,000	$15.00	$690,000	$81.22

(1)	The Registrant previously registered an aggregate of $13,799,988.38 of common stock pursuant to a Registration Statement on Form S-2 (Registration Number 333-128265), for which a filing fee of $1624.26 was paid upon filing.

This Registration Statement shall become effective upon filing with the Commission in accordance with Rule 462(b) under the Securities Act of 1933.

EXPLANATORY NOTE AND

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This Registration Statement is being filed with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended. This Registration Statement relates to the public offering by the Registrant contemplated by the Registration Statement on Form S-2, Registration No. 333-128265, originally filed with the Securities and Exchange Commission on September 12, 2005 (including exhibits thereto), as amended by Amendment No. 1, filed September 27, 2005 (including exhibits thereto) and Amendment No. 2, filed October 25, 2005 (including exhibits thereto) and declared effective on October 27, 2005 (collectively, the “Prior Registration Statement”), and is being filed for the sole purpose of registering additional securities of the same class as were included in the Prior Registration Statement. In accordance with Rule 462(b), the contents of the Prior Registration Statement are incorporated by reference herein.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.	EXHIBITS.

The following exhibits are filed with this Registration Statement:

Exhibit Number	Description
5	Opinion of Gaeta & Eveson, P.A. regarding the legality of the securities being registered
23.1	Consent of Dixon Hughes PLLC
23.2	Consent of Gaeta & Eveson, P.A. (contained in Exhibit 5 hereto)
24	Power of Attorney*

* Incorporated by reference to Exhibit 24 of the Registration Statement on Form S-2, as filed with the Securities and Exchange Commission on September 12, 2005 (Registration No. 333-128265).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Cary, State of North Carolina, on October 28, 2005.

CRESCENT FINANCIAL CORPORATION

By:	/s/ Michael G. Carlton
Michael G. Carlton President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on October 28, 2005 by the following persons in the capacities indicated.

/s/ Michael G. Carlton Michael G. Carlton President and Chief Executive Officer

/s/ Bruce W. Elder Bruce W. Elder Vice President and Secretary (principal financial officer and principal accounting officer)

/s/ Brent D. Barringer* Brent D. Barringer Director

/s/ Joseph S. Colson, Jr.* Joseph S. Colson, Jr. Director

/s/ Bruce I. Howell* Bruce I. Howell Director

/s/ James A. Lucas, Jr.* James A. Lucas Director

/s/ Kenneth A. Lucas* Kenneth A. Lucas Director

/s/ Sheila Hale Ogle* Sheila Hale Ogle Director

/s/ Francis R. Quis, Jr.* Francis R. Quis, Jr. Director

/s/ Jon S. Rufty* Jon S. Rufty Director

/s/ Stephen K. Zaytoun* Stephen K. Zaytoun Director

*	/s/ Michael G. Carlton
By Michael G. Carlton
Attorney-in-Fact